UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6 ) *
Martin Midstream Partners L.P.
(Name of Issuer)
Common Units representing limited partnership interests
(Title of Class of Securities)
573331105
(CUSIP Number)
Chris Booth
4200 B Stone Road
Kilgore, Texas 75662
(903) 983-6443

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 3, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 573331105

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin Resource Management Corporation 75-2789062
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO, WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,114,532
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 6,114,532
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,114,532
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%**
(14)	TYPE OF REPORTING PERSON (see instructions) HC, CO
** Based on 39,001,086 Common Units outstanding as of July 23, 2024.

CUSIP No. 573331105

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin Resource LLC 76-0712096
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 4,203,823
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 4,203,823
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,203,823
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%**
(14)	TYPE OF REPORTING PERSON (see instructions) HC, OO
** Based on 39,001,086 Common Units outstanding as of July 23, 2024.

CUSIP No. 573331105

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cross Oil Refining & Marketing, Inc. 06-1180645
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 889,444
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 889,444
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 889,444
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%**
(14)	TYPE OF REPORTING PERSON (see instructions) HC, CO
** Based on 39,001,086 Common Units outstanding as of July 23, 2024.

CUSIP No. 573331105

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin Product Sales LLC 75-2081053
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,021,265
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 1,021,265
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,265
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%**
(14)	TYPE OF REPORTING PERSON (see instructions) HC, OO
** Based on 39,001,086 Common Units outstanding as of July 23, 2024.

Explanatory Note

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) filed with the Securities and Exchange Commission (the “Commission”) by Martin Resource Management Corporation, a Texas corporation (“Parent”), Martin Resource LLC, a Delaware limited liability company (“Resource”), Cross Oil Refining & Marketing, Inc. (“Cross”), a Delaware corporation, and Martin Product Sales LLC, a Texas limited liability company (“Martin Product,” and, together with Parent, Resource, and Cross the “Reporting Persons”), amends the Schedule 13D that was filed with the Commission on November 21, 2005 (the “Original Schedule 13D”), as amended on November 10, 2008 (“Amendment No. 1”), November 19, 2008 (“Amendment No. 2”), October 22, 2012 (“Amendment No. 3), August 20, 2014 (“Amendment No. 4”), and May 24, 2024 (“Amendment No. 5,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 6, the statement on “Schedule 13D”). This Schedule 13D relates to common units representing limited partner interests (“Common Units”) of Martin Midstream Partners L.P., a Delaware limited partnership (the “Issuer”), beneficially held by the Reporting Persons. Any capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D. This Schedule 13D shall not be modified except as specifically provided herein.

Item 1. Security and Issuer.

No changes to this Item.

Item 2. Identity and Background.

Item 2 is hereby amended by replacing the fourth paragraph thereof as follows:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the board of directors or managing member, as applicable, of the Reporting Persons (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

Pursuant to the Merger Agreement (as defined below), the funding for the Merger (as defined below) described in Item 4 of this Amendment No. 6 (which Item 4 is incorporated herein by reference) and related transaction costs is expected to consist of existing cash on hand, cash flow prior to the closing of the Merger, borrowings under Parent’s existing credit facility, under which Parent expects to increase the revolving commitments and add a term loan in connection with the closing of the Merger, and from $5.0 million in loans from certain members of Parent’s management team. The Reporting Persons estimate that approximately $132.2 million in cash will be required to acquire all of the outstanding Common Units not already owned by Parent or its subsidiaries, excluding transaction costs. The proposed transaction is not subject to any financing condition.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

Merger Agreement

On October 3, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent, MRMC Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”), and Martin Midstream GP LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger, each issued and outstanding Common Unit other than Common Units owned by Parent, the Issuer and their respective subsidiaries (each, a “Public Common Unit”) will be converted into the right to receive $4.02 in cash without any interest thereon (the “Merger Consideration”). In connection with the Merger, (i) the General Partner’s non-economic general partner interest in the Issuer and (ii) the Common Units owned by Parent and its subsidiaries, in each case, shall not be cancelled, shall not be converted into the right to receive the Merger Consideration and shall remain outstanding following the Merger.

Immediately prior to the effective time of the Merger, all restricted units, phantom units and phantom unit appreciation rights outstanding immediately prior to the effective time will fully vest, and each holder of such units and appreciation rights will receive an amount equal to the Merger Consideration with respect to each such unit or appreciation right that becomes vested pursuant to the terms of the Merger Agreement.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger and (ii) the obligation to use reasonable best efforts to cause the Merger to be consummated.

Completion of the Merger is subject to certain customary conditions, including, among others: (i) approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the holders of a majority of the issued and outstanding Common Units, voting as a single class, (ii) there being no law, injunction, judgment or ruling prohibiting consummation of the transactions contemplated by the Merger Agreement, (iii) waiting periods under applicable antitrust law shall have been terminated or expired, (iv) subject to specified materiality standards, the accuracy of certain representations and warranties of each party and (v) compliance by each party in all material respects with its covenants.

Support Agreement

In connection with execution of the Merger Agreement, the Issuer and the Reporting Persons entered into a Support Agreement, dated as of October 3, 2024 (the “Support Agreement”), pursuant to which Parent has agreed to cause each other Reporting Person to, and each of Cross, Resource and Martin Product agreed to, vote all of the Common Units held of record by it in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger. The Support Agreement terminates upon the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, (c) at the election of the holder of Common Units in the event that the Conflicts Committee of the board of directors of the General Partner makes a Partnership Adverse Recommendation Change (as defined in the Merger Agreement) and (d) the mutual written agreement of the parties.

The foregoing description of the Merger Agreement and the Support Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreements, copies of which are filed as Exhibit C and Exhibit D, respectively, and incorporated herein by reference.

After the effective time of the Merger, the Common Units will be delisted from the Nasdaq Global Select Market and, as promptly as possible, deregistered under the Securities Exchange Act of 1934, as amended.

Other than as described above, no Reporting Person has any plan or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

No changes to this Item.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

Exhibit C	Agreement and Plan of Merger, dated October 3, 2024, by and among Martin Resource Management Corporation, MRMC Merger Sub LLC, Martin Midstream GP LLC and Martin Midstream Partners L.P. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 3, 2024).
Exhibit D	Support Agreement, dated October 3, by and among Martin Midstream Partners L.P. and Martin Resource Management Corporation, Martin Resource LLC, Cross Oil Refining & Marketing, Inc. and Martin Product Sales LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 3, 2024).

SCHEDULE I

Board of Directors of Martin Resource Management Corporation

Ruben S. Martin III

Address: c/o Martin Midstream Partners L.P., 4200 B Stone Road, Kilgore, TX 75662
Principal Occupation: President and Chief Executive Officer of the Parent
Citizenship: USA
Common Units Owned: 159,350 Common Units directly; 3,726,607 Common Units indirectly;
6,114,532 Common Units beneficially (15.7%)

Robert D. Bondurant
Address: c/o Martin Midstream Partners L.P., 4200 B Stone Road, Kilgore, TX 75662
Principal Occupation: President and Chief Executive Officer of the Issuer
Citizenship: USA
Common Units Owned: 149,296 Common Units

Randall L. Tauscher

Address: c/o Martin Midstream Partners L.P., 4200 B Stone Road, Kilgore, TX 75662
Principal Occupation: Executive Vice President and Chief Operating Officer of the Parent and the Issuer
Citizenship: USA
Common Units Owned: 118,199 Common Units

Cullen M. Godfrey

Address: c/o Martin Midstream Partners L.P., 4200 B Stone Road, Kilgore, TX 75662
Principal Occupation: Retired
Citizenship: USA
Common Units Owned: 0 Common Units

Sole Member of Martin Resource LLC

Martin Resource Management Corporation, a Texas corporation

Board of Directors of Cross Oil Refining & Marketing, Inc.

Robert D. Bondurant
(see above)

Randall L. Tauscher
(see above)

Sole Member of Martin Product Sales

Martin Resource Management Corporation, a Texas corporation

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2024

MARTIN RESOURCE MANAGEMENT CORPORATION

By:	/s/ Sharon L. Taylor
Name:	Sharon L. Taylor
Title:	Executive Vice President and Chief Financial Officer

MARTIN PRODUCT SALES LLC

By:	/s/ Sharon L. Taylor
Name:	Sharon L. Taylor
Title:	Executive Vice President and Chief Financial Officer

MARTIN RESOURCE LLC
By: MARTIN RESOURCE MANAGEMENT CORPORATION, its sole member

By:	/s/ Sharon L. Taylor
Name:	Sharon L. Taylor
Title:	Executive Vice President and Chief Financial Officer

CROSS OIL REFINING & MARKETING, INC.

By:	/s/ Sharon L. Taylor
Name:	Sharon L. Taylor
Title:	Executive Vice President and Chief Financial Officer